UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

MOVE, INC.

(Name of Subject Company)

MOVE, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Steven H. Berkowitz

Chief Executive Officer

Move, Inc.

10 Almaden Blvd, Suite 800

San Jose, California

(408) 558-7100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jennifer Fonner Fitchen, Esq. Cooley LLP 3175 Hanover St. Palo Alto, CA 94304-1130 (650) 843-5000	James Caulfield Executive Vice President and General Counsel Move, Inc. 30700 Russell Ranch Road Westlake Village, CA 91362 (805) 557-3533

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Move, Inc., a Delaware corporation (“Move” or the “Company”), with the Securities and Exchange Commission on October 15, 2014 (as originally filed, the “Schedule 14D-9” and as amended, the “Statement”), relating to the offer by News Corporation, a Delaware corporation (“Parent”), and Magpie Merger Sub, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Move’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $21.00 per Share in cash, without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 15, 2014, and in the related letter of transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. Except as noted below, no changes are being made to the Statement. All page references below are to the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

Item 2 of the Statement is hereby amended as set forth below.

The fourth paragraph in the section entitled “Tender Offer” on page 1 is amended and restated in its entirety as follows:

“The Offer expired at the end of the day, 12:00 midnight, New York City time, on November 13, 2014.”

Item 8. Additional Information.

Item 8 of the Statement is hereby amended as set forth below.

The following section is added immediately before the beginning of the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

“Expiration of Offering Period; Completion of Merger

The offering period for the Offer expired at 12:00 midnight, New York City time, on November 13, 2014. As of such time, 34,299,586 Shares (not including Shares tendered pursuant to notices of guaranteed delivery for which Shares have not yet been delivered in settlement or satisfaction of such guarantee) had been validly tendered and not validly withdrawn pursuant to the Offer, representing, together with the Shares owned by Parent and its subsidiaries, approximately 83.1% of the issued and outstanding Shares. The number of Shares tendered into the Offer satisfied the Minimum Condition as of the expiration of the Offer. All conditions to the Offer having been satisfied or waived.

Following the expiration of the Offer, on November 14, 2014, Purchaser accepted for payment all Shares that were validly tendered in, and not withdrawn from, the Offer according to the terms and conditions of the Offer.

On November 14, 2014, Parent consummated the Merger pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. The Shares will be delisted and cease to trade on the NASDAQ Global Select Market. Parent has announced that it intends to take steps to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended, and suspend all of the Company’ reporting obligations under the act as promptly as practicable.

On November 14, 2014, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(F)	Press Release, issued by Parent, dated November 14, 2014 (incorporated by reference to Exhibit (a)(1)(H) to Amendment No. 4 to the Schedule TO of News Corporation and Magpie Merger Sub, Inc. filed with the Securities and Exchange Commission on November 14, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOVE, INC.

By:	/s/ Steven H. Berkowitz
Name:	Steven H. Berkowitz
Title:	Chief Executive Officer

Dated: November 14, 2014

Exhibit Index

Exhibit Number	Description

(a)(5)(F)	Press Release, issued by Parent, dated November 14, 2014 (incorporated by reference to Exhibit (a)(1)(H) to Amendment No. 4 to the Schedule TO of News Corporation and Magpie Merger Sub, Inc. filed with the Securities and Exchange Commission on November 14, 2014).